Notice to ASX Presentation for Financial community visit to Pilbara 9 October 2023 Attached are the presentation slides for the presentation by management at the site visit for the financial community to its Pilbara operations in Western Australia. The presentation will be webcast at 13:45 AWST / 06:45 BST and can be found on our website at: https://www.riotinto.com/en/invest/presentations EXHIBIT 99.7

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Pilbara Site Visit October 2023

This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Mineral Resources The Mineral Resources reported for the Rhodes Ridge Joint Venture between Rio Tinto (50 per cent) and Wright Prospecting Pty Ltd (50 per cent), on slide 18 form part of the Pilbara Mineral Resource estimates reported in Rio Tinto’s 2022 Annual Report released to the ASX on 22 February 2023. These Mineral Resources are not materially different to the breakdown of the Rhodes Ridge Mineral Resources reported in Rio Tinto’s 2020 Annual Report released to the ASX on 22 February 2021. The Competent Persons responsible for reporting these Mineral Resource estimates were Mr P Savory, who is a Fellow of The Australasian Institute of Mining and Metallurgy, and Ms N Brajkovich, Mr C Kyngdon, Mr M Judge and Ms A Latscha who are Members of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from when they were reported. Mineral Resources are quoted in this release on a 100 per cent basis, as dry in-situ tonnes. Rhodes Ridge contains 6.8 billion tonnes of Mineral Resources at an average grade of 61.6% Fe; comprising 0.8 billion tonnes of Indicated Mineral Resources at an average grade of 62.4% Fe and 6.0 billion tonnes of Inferred Mineral Resources at an average grade of 61.5% Fe. These Mineral Resources include: • 0.6 billion tonnes of high grade Brockman Indicated Mineral Resources at an average grade of 63.9% Fe and 0.03 billion tonnes of high grade Detrital Indicated Mineral Resources at an average grade of 61.3% Fe. • 5.3 billion tonnes of high grade Brockman, Marra Mamba and Detrital Inferred Mineral Resources at an average grade of 62.2% Fe. 2 Important information

3 Agenda Time Topic Presenter Session 1 13:45 – 13:55 Safety and Cultural Share Cecile Thaxter 13:55 – 14:25 Iron Ore Simon Trott 14:25 – 14:45 Pilbara Mines Matthew Holcz 14:45 – 15:00 Rail, Port & Core Services Richard Cohen 15:00 – 15:10 Operational & Technical Support Stephen Jones 15:10 – 15:25 Break Session 2 15:25 – 15:35 Markets Will Millsteed 15:35 – 15:50 Steel Decarbonisation Simon Farry 15:50 – 16:05 Financial Performance Rowena Albones 16:05 – 16:15 Break 16:15 Q&A Panel 17:00 End

Cecile Thaxter Vice President, Health, Safety, Environment & Communities 4

Fatality prevention The leading causes of fatalities across the mining industry in 20221 are risks that our people face today… Mobile equipment Falling objects Working at heights 1 Based on International Council on Mining and Metals (ICMM) member organisations 5

6 Integrated approach to preventing fatalities Managing fatality risks Ensuring critical controls are well designed, understood, in place, and working at the frontline Building capability & learning Applying innovative and inclusive methods to train, communicate, and share critical learnings Shifting mindsets & behaviours Through leadership & engagement and the Safe Production System Assessing maturity – continually Leading practice Safety Maturity Model to assess performance in key areas Safety Maturity Model pillars Learning & improvement Risk management Work planning & execution Leadership & engagement

Nammuldi cultural heritage incident

August 2023

Identified dislodgement of Pilbara scrub tree and ~1m^3 rock

Cultural heritage management

Design, implement, monitor & optimise critical controls

Engagement on Country and operating parameters

Monitoring blast operations in real time; analyse and update models and designs

Review underway to identify learnings

Site visit

Assessment found no structural damage and no damage to cultural material

We continue to work closely with Traditional Owners


Before
Original position of tree
Existing natural rockfall
Original position of rock


After
Existing natural rockfall
Dislodged tree
Dislodged rock

RioTinto
7

Simon Trott Chief Executive, Iron Ore 8

We acknowledge the Yaburara and Ngarluma People on whose Traditional Lands Dampier is located and pay our respects to Elders past and present. We extend that respect to all Aboriginal and Torres Strait Islander peoples on the lands where we operate. 9 Acknowledgement of country

Presenters Matthew Holcz Managing Director, Pilbara Mines Rowena Albones Chief Financial Officer, Iron Ore Simon Trott Chief Executive, Iron Ore Richard Cohen Managing Director, Rail, Port & Core Services Cecile Thaxter Vice President, Health, Safety, Environment & Communities Stephen Jones Managing Director, Operational & Technical Support Simon Farry Head of Steel Decarbonisation Will Millsteed Head of Market Analysis 10

11 This week’s programme Dampier Rhodes Ridge Gudai-Darri The best undeveloped project in the Pilbara Our world class port and autonomous rail We continue to excel in development Large, grade-advantaged & close to infrastructure Ports capable >360 Mtpa Applying co-management

Nothing is more important than the safety and wellbeing of our people Life Saving Commitments Critical Risk Management Safety Maturity Model Fatality prevention Embedding respectful behaviours Inclusion and respect Supportive leadership programmes to help support a mentally healthy workforce Everyday respect Fatality- free1 Potentially Fatal Injury rate 80%1 All Injury Frequency Rate 11%1 0.032 0.572 1 In the last 5 years; 2 As at the end of Q3 2023 12 In the last 5 years

We have a compelling global iron ore portfolio

Our portfolio includes the world's two best undeveloped projects



55
Canada
Iron Ore Company of Canada
20 Mt
23
100
Europe
Simandou
14
MENA
15
India
175 Japan / Korea
1,193 Greater China
36 ASEAN
Portside[1]
~25 Mt
925
Other
5
95 Other South America
293 VALE
South Africa 55
Other Africa 20
Pilbara
~338 Mt
Rhodes Ridge
Rio Tinto 322
BHP 283
FMG 193
Other 132
Rio Tinto – operating
Rio Tinto – In development
Demonstrated capacity
Seaborne supply (2022)
Seaborne demand (2022)

Access to global markets
Iron ore projects on three continents

Rhodes Ridge & Simandou
The best undeveloped projects globally

Portside blending
Capability to de-risk supply chain

Resilient resource portfolio
Resources compatible with a low CO_2 future

Source: Company reports, vessel tracking (Kpler), excludes China and other domestic supply
[1] Port blending facility

RioTinto
13

14 Proven record of outstanding Pilbara financials and a strategy that will deliver into the future Average Pilbara EBITDA margin, 2013-2022 68% Corporate Tax, 2013-2022 $39bn Spent with Pilbara-based businesses, 2022 A$0.6bn Free cash flow, 2013-2022 $82bn Return on Capital Employed, 2013-2022 53% Spent with suppliers in WA, 2022 A$9bn We aim to be the ‘Most Valued’ resource business Superior & sustainable shareholder returns

Our strategy is realising tangible results across the value chain

	2023 Focus areas		2023YTD Outcomes
Best operator	5 Mt uplift from Safe Production System (SPS) 320 to 335 Mt 2023 original shipments guidance	>	2023 forecast to be upper half of guidance with SPS 5 Mt uplift on track 2023 Q3 results – Production 83.5 Mt[1], Shipments 83.9 Mt[1]
Impeccable ESG credentials	Progress towards a lower cost renewables-powered business Developing green steel pathways at the next level of scale	>	Climate Change partnership signed with Baowu Water stewardship and Dampier desalination plant investment
Excel in development	Mine developments for replacement and growth Rhodes Ridge will underpin our competitive position for decades	>	Gudai-Darri reached nameplate within 12 months of commissioning Rhodes Ridge Order of Magnitude study underway and Western Range on schedule
Social licence	Positioning for a future defined by access to Country	>	Progressing mining co-design with Traditional Owners across the Pilbara

Values-based performance culture

[1] 100% basis

RioTinto

15

16 Three global forces define our strategic context 2 Decarbonisation 3 ESG Stewardship Based on 2022 iron ore sales volumes Increase in Western Australian mining approvals timeframes Average industry environmental approvals time4 (years) ~50% with net zero targets +12-18 months since 2018 2.0 2.5 3.0 4.0 ~2003 ~2013 ~2018 Current 1 United Nation’s World Urbanisation Prospect 2018; 2 CRU Long-term Steel Market Outlook Feb-23; 3 Based on 2022 sales volumes; 4 Rio Tinto indicative only Share of customers3 with… ~57% Net zero target CO2 reduction target ~50% 1 Global steel demand Driven by emerging markets with maturing Chinese steel industry ~24% growth by 2050 Global urban population1 Regional steel demand2 Bt 2022 2050 1.7 2.1 China Developed India & ASEAN 2013 2023 20332013 203 3.8bn 4.6bn 5.4bn Urbanisation continues ~17% growth Others

Access to Markets Access to Infrastructure Access to Resources 17 The next 10 years will be defined by access to infrastructure, markets and resources Competitive advantage Port capability >360 Mtpa Rail delivering Co-designing mines Relationship with Traditional Owners Resource base strength and optionality Strategic JV relationships Pilbara Blend base load Cracking the Code for Pilbara ores

0 20 40 60 80 100 18 Generating robust returns from disciplined capital investment Mine capital intensity outlook ($/t installed capacity) Rhodes Ridge: the best undeveloped project in the Pilbara 2024 - 2028 Western Range Brockman 4 West Angelas Hope Downs 1 Greater Nammuldi In development Study phase Low phosphorous Brockman ore Large >100 Mtpa capacity Infrastructure Close to established rail Grade-advantaged >62% for Pilbara Blend Marra MambaBrockman Range: 30% – 80% IRR1 1 IRR range across next tranche of replacement mines; 2 Mineral Resources. See slide 2 for supporting references and breakdown of Mineral Resources > 6.8Bt2 at 61.6% Fe Includes 5.3Bt at 62.2% Fe and 0.6Bt at 63.9% Fe (Dimensions: 30km x 60km)

Guidance On track for upper half of guidance in 2023 323 – 338 Mt in 2024 Equity Equity tonnes 84%1 in 2022 Effective equity share of free cashflow remains stable at >85%2 Product mix 45 – 50 Mt of SP10 in 2023 (13 – 15% of shipments) SP10 to remain elevated until replacement projects delivered Rhodes Ridge re-orients Pilbara Blend to >85% of shipments3 19 We have production momentum, targeting a higher range in 2024 1 Based on 2022 actual performance; 2 Post Rhodes Ridge; 3 Rhodes Ridge first production expected before the end of the decade Shipping guidance (Mt, 100% basis) Guidance Outlook 328-335 West Angelas Hope Downs 1 Greater Nammuldi Brockman 4 Replacement projects 320 335 323 338 345 360 2023 2024 Mid-term capacity

2011-2015 2016-2020 2021 2022 H1 2023 Mid-term Unit costs $/t shipped 1 Mid-term unit cost - AUD:USD FX 0.67, real basis, subject to inflationary pressures 21.2 2023 Guidance $21-22.5 ~20 Volumes increasing Productivity improvements Work index rising ~$20/t mid-term unit cost target1 Reduces unit costs from current Increases unit costs from current 20 Volume and productivity to enable cost improvement

Building valued partnerships across our business

State-wide benefits

Largest residential and regional FIFO presence



Derby
Broome
Wickham
Dampier
Karratha
Pannawonica
Tom Price
Paraburdoo
Geraldton
Perth
Busselton
Albany

7 **Residential locations**
~4,000 workforce[1]

6 **Fly-in fly-out locations**
~10,000 workforce[1]

Working to build healthy, resilient communities and strong local economies



Community health
Pilbara-based businesses
Inclusive education
Climate partnerships
Perth Children's Hospital
Perth Wildcats & Lynx
Thriving Pilbara communities
Care for Country
Pilbara rail car manufacturing

[1] In 2022. Residential workforce excludes Perth workforce of ~3,000.

RioTinto

21

22 Scope 1 & 2 Pathways to producing low CO2 steel Lower the carbon impact of existing Blast Furnace steel making technology Leverage our high-grade iron ores to participate in DRI-EAF technologies Unlock new economic pathways to produce low CO2 steel using Pilbara ores Future pathways >10 years to commercial scale Progressing a renewable- powered business with options for expansion Existing pathways Ongoing Emerging pathways <10 years to commercial scale Piloting electrification technologies on Rail and in HME Reducing operational emissions Positioning for a green future Scope 3

23 A proven record and a strategy for the future Best operator 2023 volumes at the upper half of guidance Maximising productivity with our Safe Production System Impeccable ESG Safety and wellbeing of our people Partnering on low CO2 technologies for Pilbara ores Excel in development Gudai-Darri at nameplate within 12 months Progressing Rhodes Ridge to pre-feasibility Social licence Extending co-management Building thriving communities 23

Marandoo Mine Site Matthew Holcz Managing Director, Pilbara Mines 24

25 A globally significant bulk commodities business Cape Lambert Dampier Robe Valley Brockman Tom Price Paraburdoo Gudai-Darri Yandicoogina Hope Downs West Angelas P I L B A R A Perth See inset Mine Port Operations Centre Rail Rhodes Ridge 17 Mines 430 Haul trucks (361 automated) 60 Production drills (34 automated) 17 Processing plants (7 wet plants) 1,900 Rail network distance (km) 220 Locomotives (13,500 wagons) 7 Car dumpers 4 Port terminals 4 Gas-fired power stations 1 Solar farm (34 MW) > 100 Global customers

Building resilient and reliable performance 1 YTD to 30 September 2023 unless noted | 2 2023 full year guidance | 3 Internal metric, indexed to 2018 | 4 Blast Management Plans; one of the ways to protect heritage 338 Mt 1.00 <1.00 103 Mt 12 Mt 0 Volume Mine Health Customers Heritage 2018 320 Mt 0.83 1.25 110 Mt 15 Mt ~6% 2021 20231 328‒335 Mt2 0.76 1.33 142 Mt 30 Mt ~31%2 Shipments Mine spatial conformance3 Volume mined with BMP4 (%) Blasted stocks Run of mine stocks Volume recovering Mine health restored Quality control restored Leading practice Today Shipment quality variation3 90 Mtpa brownfield extensions plus Gudai-Darri. Total capacity of ~130 Mtpa.Projects 1.00Asset Health 1.35 1.41End-to-end process maturity3 Asset health improving Projects delivered 26

27 Blast Management Plans are designed to protect heritage sites Implement, monitor & optimise Monitoring of blast operations and heritage sites in real time Data analysis and benchmarking to update models and designs >1,800 controlled blasts undertaken over the past three years Design Detailed understanding of the heritage site and surrounding areas Technical analysis defining exclusion zones and operating parameters Final review of drill pattern and blast design A 70 metre exclusion zone C 350 metre blast management zone B 200 metre blast management zone A CB Heritage site

Gudai-Darri case study 28 Embedding co-management across our business Warlu connection Whistler Warlu Gudai-Darri Spring Iterative mine planning Retrospective redesign of mine to protect significant sites Employee cultural awareness Warlu hole identified by operator following cultural awareness training Protection zones Protected zones established where no mining will occur Controlled operating zones Operational controls in place to reduce impact on protected areas Gudai-Darri Gorge Controlled Operation Zone Protection Area Mine plan Changes to mine plan 10% reduction in ore reserve from Kara deposit 12% of production to date is SP10 53% of Kara pit mined with blast management plans

Mining work index continues to increase but at a slower rate 1 Estimate only, n.m. = not meaningful Total material moved (Bt) Effective flat haul (km) Mining work index (Bt.km) Below water table mined (Mt) Wet plant tonnes processed (Mt)Blast management plan volume1 (Mt) 1.0 1.3 1.3 1.4 CAGR = 4% CAGR = 2% 2018 2023F 2024F Mid-term 11.6 15.7 15.3 18.2 CAGR = 6% CAGR = 3% 2018 2023F 2024F Mid-term 12.0 20.0 19.9 25.4 CAGR = 11% CAGR = 5% 2018 2023F 2024F Mid-term 303 312 351 CAGR = n.m. CAGR = 3% 2018 2023F 2024F Mid-term 297 299 232 377 CAGR = 0% CAGR = 5% 2018 2023F 2024F Mid-term 128 127 149 173 CAGR = 0% CAGR = 6% 2018 2023F 2024F Mid-term Project delivery 3 x Brownfield and 1 x Greenfield projects executed ~130 Mtpa total capacity 2018 to 2023 5 x Brownfield projects to be developed ~130 Mtpa total capacity 2023 to 2028 29

Pathway to Best Operator

Safe Production System

Leading practice | Problem solving | Digital applications

Key enablers

Organisation design | Operational routines | Capability uplift

Focus areas

System wide improvement priorities

- Mine water management
- Load & Haul productivity
- Maintenance excellence
- Rail interface productivity
- People productivity



Safe Production System deployment
Mine
Rail
Port
Remote
Pilot
Sustaining
Implementation
Planned
Dampier
Cape Lambert
Robe Valley
PILBARA
Nammuldi
Brockman 4
Tom Price
Marandoo
Gudai-Darri
Yandicoogina
Paraburdoo
West Angelas
Hope Downs
PERTH
Operations Centre

RioTinto

30

Safe Production System is delivering: 5 Mt uplift in 2023 on track

Development	Drill & Blast	Load & Haul	Processing	Rail	Ports
E ↑ 14% Spatial conformance[1]	C ↑ 27% Metres drilled per hour[1]	E ↑ 11% Truck work rate[1]	D ↑ 10% Fixed plant availability[1]	F ↓ 5% Cape Lambert rail cycle time[1]	G ↑ 11% Cape Lambert A plant effective utilisation[1]
D ↑ 10% Ex-Pit movement[1]	B ↑ 21% D&B confirmed tonnes[1]	D ↑ 14% Haul Truck utilisation[2]	B ↓ 82% Reduction in shut overrun[1]	F ↑ 14% Resurfacing productivity[1]	G ↓ 3.6% Cape Lambert A plant downtime[1]
C ↑ 25% Surface mining health[2]	A ↑ 6% Drill availability[1]	C ↑ 18% Dig unit utilisation[1]	A ↓ 48% Rock breaking delays[1]		

Deployment

- **A** West Angelas
- **B** Yandicoogina
- **C** Brockman 4
- **D** Tom Price
- **E** Marandoo
- **F** Cape Lambert Rail
- **G** Cape Lambert Port

Focus on front line engagement is delivering results



4,332 Increase in ideas from front line[2]

2,196 Increase in ideas actioned[2]

4% reduction in all injury frequency rate[1]

25% increase in People Survey participation[2]

Highest employee satisfaction since survey began in 2018

4% increase in employee[2] productivity per tonne of saleable ore[1]

[1] Year-on-year improvement; [2] Improvement since deployment commenced

RioTinto

31

32 Gudai-Darri: Pathway to Best Operator Phase 1: Ramp-up achieved within 12 months Chute and conveyor belt upgrades to main plant Additional mining fleet and rail stockyard expansion Leverage incremental crushing and screening facility Deployment of Safe Production System Co-design water management plan with Traditional Owners Engage with Banjima on cultural heritage mapping Additional biological survey work and required approvals Co-commitments Pathway Annualised monthly production1 (% of nameplate capacity) Phase 2: Creep capacity towards 50 Mtpa 1 Indicative only, based on publicly reported data on peer greenfields projects; 2 7Mtpa incremental capital, not including ongoing resource development Gudai-Darri Peer Project 1 Peer Project 2 7 Mtpa Uplift in annual production capacity ~$70 M Incremental development capital2 <$12 /t Maintain operating cost per tonne Opportunity 0% 20% 40% 60% 80% 100% 120% 140% 1 2 3 4 5 6 7 8 9 10 11 12 13 Gudai-Darri 43 Mtpa

33 Disciplined approach to deliver resilient and reliable performance Volume recovering Mine health, product quality and heritage management Continue the momentum Drive productivity and overcome work index challenges Safe Production System Productivity pathway embedded and delivering

Richard Cohen Managing Director, Rail, Port & Core Services 34

World class infrastructure



Jerriwah Village – Greater Nammuldi

Our mines are serviced by a fully integrated supply chain, supported by our Operations Centre in Perth

Extensive rail network

~1,900km of privately owned rail

AutoHaul® delivering safety and efficiency

Port competitive advantage

Unencumbered, low risk, port facilities

4 Port terminals; 7 shiploaders; 7 car dumpers

Supporting infrastructure

4 power stations; 3 bulk fuel distribution hubs

Water, gas & telecommunication systems

Accommodation

3,000 houses across 6 Pilbara towns

FIFO to 24 villages via 120 flights per week from 15 airports

RioTinto

35

Existing capacity 350 – 360 Mtpa1 ~330 Mtpa average weekly performance2 36 Reliable rail and port infrastructure already supports 360 Mtpa 1 Achievable capacity assuming no feed constraints, figures are sometimes more precise than rounded numbers shown; 2 Since Q3 2022 Existing capacity >360 Mtpa1 ~330 Mtpa average weekly performance2 Port performance Weekly annualised actual performance from H2 2022 to H1 2023 Rail performance Weekly annualised actual performance from H2 2022 to H1 2023 Annualised performance (Mtpa) 45% 29% 27% <320 320-360 >360 33% 55% 12% <320 320-360 >360 Annualised performance (Mtpa)

We have unrivalled port capacity

Our ports offer a competitive advantage



Two berths per shiploader

Maximising utilisation of our shiploaders

Dedicated shipping channels

Maximising tonnes loaded and ships moved

Port improvements

Dampier reclaimer replacement

Product flexibility

Existing capacity >360 Mtpa

Demonstrated port capability above 360 Mtpa

Weekly outload capacity[1]

2018-2023, Mtpa annualised


14%
36%
50%
<320
320-360
>360

[1] Achievable capacity assuming no feed constraints, figures are sometimes more precise than rounded numbers shown

RioTinto
37

13% 6% 3% 3% 3% 2% Safety improvement Reduced variability <1 fault in every 300 journeys1 Train separations down 66% since 2018 38 Increasing rail capacity towards 360 Mtpa Improved AutoHaul® performance Percentage of time a train driver responds to a train in the field 1 H1 2023 Rail track renewal progress 2018 2019 2020 2021 2022 H1 2023 Improving asset health Increasing efficiency of execution Delivering increased rail capacity Cape LambertDampier Yandicoogina Gudai-Darri Robe Valley Hope Downs West Angelas Paraburdoo Tom Price Brockman 4 Nammuldi P I L B A R A Completed Planned 32km +13km/hr Average increase in train speed over 32km section of central rail corridor

Our Safe Production System will build on our downstream advantage Rail 238 248 226 186 144 FY 19 FY 20 FY 21 FY 22 H1 23201 202 202 20 H1 2023 Dampier The voice of our people Unscheduled loss compared to 2022 23% 11% Dampier Port unscheduled loss Minutes by month The upside opportunity is staggering - Maintenance Planner, Rail We are clear on our purpose and our priorities - Superintendent, Cape Lambert Port Ports Cape Lambert Cape Lambert A plant effective utilisation > Cape Lambert yard cycle time 5% Less wagons called for service every week 60 39

40 Safe, respectful and inclusive communities at our villages & towns Safety and security Improvements in lighting, CCTV and village security Infrastructure modernisation Room and housing refurbishments, enhanced dining and gym facilities Social connection Creating spaces and optionality for human connection Wellbeing Introduction of psychologists on site, social officer trial Village committees Residents driving improvements that matter Thriving communities Partnerships to deliver infrastructure projects, local services and events

Decarbonising our Pilbara supply chain

~600MW of renewable generation will displace the majority of gas use


Illustrative Renewable Generation[1]
> Existing
> Potential to displace gas
> Potential to enable electrification
Potential network upgrades

A strategic Integrated System Model optimises our renewables pathway as options and technology develop

34MW of solar farm built at Gudai-Darri
45MW Battery Energy Storage Systems in commissioning
300MW of solar energy in advanced study
Wind monitoring commenced

Engaging with partners to progress land access & approvals
Expanded engineering capability de-risks construction schedule

---

Battery Electric Haul Trucks and Train development continues
Preparation underway for pilots in 2024-2025

RioTinto

[1] This figure above does not represent the actual location of sites being considered by Rio Tinto and is provided for illustrative purposes only

41

Advancing our rail and port advantage Unrivalled port capacity Port infrastructure above 360 Mtpa Safe Production System Building on our network efficiency Safety & wellbeing Improving safety and amenity at villages and camps Scope 1 & 2 Decarbonising our Pilbara supply chain 42

Stephen Jones Managing Director, Operational & Technical Support 43

44 An extensive geoscience, planning and research capability Mine planning Design and optimisation of our new and existing portfolio of mines Resource development Acquire and interpret geological information to define our extensive resource portfolio Integrated planning Connect our people and systems to produce an optimised, flexible and feasible physicals plan Research & Development Transform our ways of mining with a focus on water stewardship and reducing our impacts Studies & capital projects Responsible development of high value infrastructure and mining projects Engineering Drive performance improvements through maintenance planning and process engineering

45 Designing a mining portfolio that is compatible with the environmental and heritage values of the region Opportune use of SP10 SP10 to remain elevated until sustaining projects are delivered Levels potentially higher if replacement projects delayed Co-design of mines Investing in genuine engagement with Traditional Owners Protecting culturally significant areas Water stewardship Preservation of areas of cultural significance Maintaining healthy aquifers that sustain regional biodiversity Resource strength and optionality Opening up a large and grade advantaged mining region at Rhodes Ridge Reducing mining footprint and impacts Access to Markets Access to Infrastructure Access to Resources

Our next replacement projects are in progress

Replacing existing production



Co-design with Traditional Owners

Developments compatible with regional heritage values



Sustaining Production

Mine extensions at West Angelas, Hope Downs 1 and Brockman 4 leveraging existing infrastructure



Growing our Pilbara Blend profile

Greater Nammuldi, West Angelas and Hope Downs 1 providing low phosphorous resources to support Pilbara Blend

Project	Study	First ore
West Angelas	Pre-Feasibility Study	First ore 2027
Hope Downs 1	Feasibility Study	First ore 2027
Greater Nammuldi	Feasibility Study	First ore 2028
Brockman 4	Feasibility Study	First ore 2028

RioTinto

46

Rhodes Ridge is a world class mining hub in the making

'Big Rock' Choices

Scale	Resources	Processing	Product
1 Hub	Brockman	Dry Crush & Screen	Pilbara Blend contributor
2 Hubs	Marra Mamba	Wet Processing	Other products (high-grade and/or discrete low-grade)
Staging		Concentration	

Transforming our ways of mining

Water stewardship	Reduced mining footprint and impacts
Orebody knowledge approach	Protecting heritage values
Capital intensity opportunities	Move towards a regional approach to environmental management and approvals

Large

>100 Mtpa capacity, scalable

Grade Advantaged

Re-orientate mix to Pilbara Blend

Well suited to a green iron future

Infrastructure

Close to established rail

Existing rail & port infrastructure



Gudai-Darri
~30km
Rhodes Ridge
~60km

RioTinto

47

Advancing a more sustainable and lower cost business Remote operations & automation Lower cost & lower impact mining methods Reshaping our orebody knowledge 48 Processing options New processing options for the resources of today and tomorrow Progressive rehabilitation Sustainable water management Digital programmes to support and optimise our workforce Using technology to shape timely and effective orebody knowledge programmes

49 Designing the future mining portfolio Driving a sustainable and respectful future in mining Co-designing mines An extensive development pipeline Replacement projects commencing construction in 2024 Rhodes Ridge A world class mining hub in the making

Will Millsteed Head of Market Analysis 50

China steel demand resilient as growth drivers shift from property to other sectors

China finished steel demand*, Mt



629
660
597
604
YTD Aug 2020
YTD Aug 2021
YTD Aug 2022
YTD Aug 2023

* Excluding steel exports. Chart includes data in each year from January to August

Weak property market more than offset by …

YTD Aug 2023 growth

Property FAI[1]
-9%

Floor space (FS) sold
-9%

Commodity building FS starts
-25%

Commodity building FS under construction
-7%

FS completion
+19%

… resilient infrastructure and manufacturing investment …

Transport FAI
+11%

Utilities FAI
+27%

Manufacturing FAI
+6%

Grid investment
+1%

… and robust increase in manufactured goods

Auto production
+7%

A/C production
+16%

EV production
+37%

Refrigerator production
+17%

Shipbuilding completion
+16% (July)

Washing machine production
+20%

Source: RT Market Analysis, China NBS, Mysteel | [1] FAI = Fixed Asset Investment

RioTinto
51

37 30 5 5 8 15 52 Incremental iron ore demand met mainly by higher cost seaborne supply growth 35 55 597 2022 604 2023 632 659 +27 Steel demand Net exports China’s steel demand and trade Jan-Aug’23 Mt YoY Finished steel demand 604 +8Mt 1.3% Net steel trade 55 +20Mt 57% Finished steel production 659 +27Mt 4.3% Impact of Chinese steel exports on iron ore demand Global iron ore market balance China steel exports-driven IO demand -2 Turkey -2 JKT -1 ASEAN Net impact 26 22 * Portside and supply chain inventories China IO demand China IO inventory changes * ex-China contestable IO demand Lower Chinese domestic IO supply Major IO producers’ shipments Higher- cost seaborne IO supply Jan-Aug’23 Mt YoY IO in China steel exports 73 +26 56% Ex-China crude steel output 543 -15Mt -2.8% Ex-China pig iron output 277 -5Mt -1.9% Jan-Aug’23 Mt YoY China IO demand 996 +37 3.9% Major producers’ supply 795 +15 1.9% High-cost supply 209 +30 17% Demand Supply 26 20 21 26 7 8 11 Finished Steel Crude Steel Output Iron Ore Demand 27 30 37 Domestic Exports 2023 YTD (Mt) 2023 YTD increase (Mt) 11

0 200 400 600 800 1000 1200 0 10 20 30 40 50 60 70 53 Global steel demand growth is driven by emerging markets 2022 2030 2040 2050 1.7 1.9 2.0 2.1 GDP per person ($ thousands) China India and developing Asia Others Steel intensity curves by region Finished steel consumption per person (kg) Finished steel demand by region (Bt) South Korea Germany USA France Japan China India Source Rio Tinto, CRU Long-term Steel Market Outlook Feb-23 DevelopedIndia ASEAN China

Decarbonisation drives potential for segmented steel value chains

Western hemisphere

~25% of 2040 iron ore demand

Robust future demand for high grade iron ores (DRI → EAF pathway)

Policy incentives in US, EU[1] supporting decarbonisation and clean energy

Gas → Green H_2 advantages in MENA / Americas

Proximity to high grade ores and premium scrap



India
China
Iron ore to western hemisphere
Iron ore to eastern hemisphere
High grade iron ore
Medium/low grade iron ore

Eastern hemisphere

~75% of 2040 iron ore demand

Robust future demand for all iron ore grades + scrap

Less progressive carbon and energy policies

Proximity to mid-grade iron ore

High BOF steel share in China and east Asia

Preference for liquid iron solutions[2]

[1] EU policies include binding target of 55% GHG emission reduction by 2030, and 2050 net-zero target, supported by industry level targets, removal of free allowances, implementation of CBAM and green energy subsidies. US Inflation Reduction Act offers generous subsidies and rebates for clean energy including up to $3/kg tax credit for green hydrogen and up to $85/t CO_2 for CCUS |

[2] Refers to any technology that abates CO2 emissions from and upstream of the melting separation of slag from hot metal. This includes BF+CCUS, DRI-BF-BOF and DRI-electric melting furnace-BOF

RioTinto
54

Simon Farry Head of Steel Decarbonisation 55 Kennecott, US

Working with our customers to lower the CO2 intensity of the Blast Furnace Utilise our high-grade iron ores to accelerate the early proliferation of low CO2 technologies Unlock new low CO2 technologies for our low- mid grade iron ores 56 Our approach spans 3 time horizons and the full steel value chain We are working with ~40 partners, across ~50 projects in 10 countries Ongoing Existing pathways ~1-10 years to commercial scale Emerging pathways >10 years to commercial scale Future pathways

Source: World Steel Association, International Energy Agency (IEA) 57 Majority of steel is produced today via the Blast Furnace – Basic Oxygen Furnace (BF-BOF) route, reliant on coal Today’s steelmaking production routes Carbon intensity and energy source of each production route 70% 5% 25% Today Steel recycling (Scrap-EAF) Shaft Furnace (DR-EAF) Blast Furnace (BF-BOF) Scrap-EAF DR-EAF BF-BOF Uses Coal Uses Natural Gas NG Uses Electricity 0.0 3.0 Tonnes of CO2 emissions per tonne of liquid steel 0.1 – 0.5 0.7 – 1.1 2.0 – 2.4

A range of new technological pathways are emerging to produce low CO_2 steel, transitioning away from fossil fuels

Global steel produced by technological pathway
(in tonnes) (representative only)



Scrap recycling via Electric Arc Furnace
Shaft Furnace (DR-EAF)
New low CO2 technologies
Blast Furnace (BF-BOF)
Today
Future

01 **Existing pathway (BF-BOF)**

Blast Furnace is being optimised but will eventually be substituted with lower CO_2 technologies

→ **Carbon-intensive energy / reductant source**
- Coal

02 **Emerging pathway (DR-EAF)**

DR-EAF technology will increase, limited by availability of scarce high-grade pellets

03 **Future pathways**
(New low CO_2 technologies)

Range of new low CO_2 technologies suitable for Pilbara type iron ores

→ **Low-carbon energy / reductant source**
- Natural Gas
- Hydrogen
- Biomass
- Renewables

Source: Net Zero Steel Initiative's Technology Moratorium Scenario

RioTinto 58

59 Ironmaking will likely dislocate from steelmaking, moving to advantaged energy locations, with near zero hubs emerging Today’s supply chain * Illustrative only Iron ore Iron & steelmaking End user Energy & reductant (Coal) Future supply chain Near zero ironmaking hubs Energy & reductant (Natural Gas→ Hydrogen) Ironmaking End userSteelmakingIron ore Hot Briquetted Iron (HBI)

Work is underway across a suite of new low CO_2 technologies suitable for Pilbara ores



Ore & ore processing
Ironmaking
Steelmaking
Current technologies
New low CO_2 technologies
Blast Furnace
Shaft Furnace
Fluid Bed
Shaft Furnace with Melter
Fluid Bed with Melter
BioIron™
All Fines
Sinter
All Lump / Pellet
Blast Furnace
BOF
High-Grade Fines
Pellet / Briquette
High-Grade Lump
Shaft Furnace
EAF
High-Grade Fines
Fluid Bed
EAF
Low-Mid-Grade Fines
Pellet / Briquette
Low-Mid-Grade Lump
Shaft Furnace
Electric Melter
Removal of impurities
EAF
BOF
Low-Mid-Grade Fines
Fluid Bed
Electric Melter
Removal of impurities
EAF
BOF
Low-Mid-Grade Fines
Pellet / Briquette
Microwave Furnace
Electric Melter
Removal of impurities
EAF
BOF
Highly suitable for Pilbara ores
Less suitable for Pilbara ores
More suitable for Pilbara ores

Existing pathways

New low-carbon pathways under development

Upgradeability work underway to improve the grade of our Pilbara iron ores

RioTinto

60

Melter programme - unlocking new low CO_2 technologies for Pilbara iron ores

Developing a process step to remove impurities from Direct Reduced Iron (DRI) made with Pilbara ores

Simplified illustration



Ore processing
Ironmaking
(Direct Reduction)
Removing impurities
found in Pilbara ores
Electric Melter
Steelmaking

What is exciting

1. Unlocks pathway for producing low CO_2 steel with > 80%[1] of the world's iron ores
2. Effective at removing contaminants found in low-mid grade iron ores
3. Widely used in Ferro Alloy and Ilmenite (titanium) industries
4. Produces a more sustainable by-product which can be used in construction

Progress and Partners

BlueScope
- MoU signed in 2021
- Concept studies complete
- Next steps include laboratory testwork and pilot detailed design

BAOWU
- MoU signed in 2023
- Targeting to build a pilot scale melter in China by 2025

[1] Primetals Gerald Wimmer September 2021

RioTinto 61

BioIron™ - unlocking new low CO_2 technologies for Pilbara iron ores

BioIron™ is Rio Tinto proprietary technology which uses sustainable biomass and microwave energy as alternatives to coal in steelmaking

Simplified illustration

Biomass and iron ore blended and compacted into briquettes → **Pre-heat** briquettes to >600°C → **Removal of oxygen** in the microwave furnace → **Removal of impurities** in the electric melter → Final **low CO_2 iron product**

What is exciting

1. High productivity with world's largest iron ore region, the Pilbara
2. Produces pig iron metal with less than 5% emissions
3. Uses agricultural by-products to produce sustainable biomass
4. Consumes < 1/3rd electricity compared to other green hydrogen technologies
5. Potential to be net negative if combined with carbon capture and storage

Progress and partners

We have successfully produced iron in the small-scale pilot plant. We are currently designing a continuous pilot plant to commence operations in 2026.

3D Model of the CPP



Our key partners include:

University of Nottingham UK | CHINA | MALAYSIA

Metso

RioTinto

62

Our approach spans 3 time horizons and the full steel value chain

We are working with ~40 partners, across ~50 projects in 10 countries

	Existing pathways **Ongoing**	Emerging pathways **~1-10 years to commercial scale**	Future pathways **>10 years to commercial scale**
Objectives	**Lower the carbon impact of the Blast Furnace**	**Utilise our high-grade iron ores to accelerate the proliferation of low CO_2 DR-EAF technologies**	**Unlock new low CO_2 technologies for Pilbara grade iron ores**
Project Areas	Blast furnace burden optimisation Slag usage Sintering optimisation New blast furnace technologies CCUS	Direct our high-grade iron ore products to low CO_2 pathways Support the development of near zero hubs	Electric Melter BioIron™ Pelletisation for Shaft Furnace Fluidised bed Upgrade our Pilbara ores

Key Partners

Metso, BlueScope, 首钢集团 Shougang Group, Chinalco, The University of Western Australia, Mineral Technologies, Central South University, Macquarie University, corem, Salzgitter AG, UNSW Sydney, University of Nottingham, The University of Queensland, Baowu, Australian National University, Primetals Technologies, Imperial College London, H2 green steel, Hatch, Nippon Steel, Kobelco, Monash University, Hyundai Steel, Future Energy Exports, Sedgman Onyx, posco

RioTinto

63

Rowena Albones Chief Financial Officer Iron Ore 64

65 We have great assets that generate superior returns through the cycle $ Billion Except where stated 2020 2021 2022 H1 2023 Underlying EBITDA 18.8 27.6 18.6 9.8 EBITDA margin 74% 76% 68% 69% Capex 2.9 3.9 2.9 1.1 Free cash flow 10.2 15.2 11.0 5.6 ROCE 74% 100% 62% 63% Strong resource base Integrated mining and infrastructure system Attractive EBITDA and returns Asset quality ~$10 billion spend in Australia1 in 2022 $8.8 billion taxes paid2 in 2022 >50% increase in indigenous procurement in H1 2023 Local contribution Next phase of mine replacement projects Rhodes Ridge development Green steel R&D and low impact mining Disciplined investment 1 Includes operating and capital expenditure in Australia excluding taxes and royalties 2 Rio Tinto Taxes Paid Report

Our strong resource base provides options in the market


Pilbara sales mix and index price relativity
Average realised price vs 62% Fe[1]
98%
97%
98%
Product mix
2020
2022
H1 2023
Pilbara Blend lump
Pilbara Blend fines
Robe Valley lump & fines, and Yandicoogina fines
SP10 lump and fines

Resilient product mix

Pilbara Blend >85% of volume post Rhodes Ridge[2]

Strong SP10 relativities

SP10 flex

Competitive cost, provides options

Alternate customer supply via portside and IOC blend

Preparing for the future

Mid-term mine replenishment

Rhodes Ridge options

[1] Average realised price per iron unit; [2] Rhodes Ridge first production expected before the end of the decade;

RioTinto

66

We have focused on improving mine and asset health

Pilbara unit costs (2020 v 2022)[1]

$/t shipped


21.7
15.4
2020
2022
Support & other
Mining
Infrastructure
Diesel
Inflation

Increase	Driver of costs
~ $4/t (market driven)	**Inflation:** ~7% p.a. Western Australia cost escalation[2] **Diesel price:** ~150% increase in price, ~1 billion litres
~$2/t (controllable)	**Infrastructure:** largely fixed, remote operations **Mining and processing:** pit health, >22% increase in mining work index since 2020 **Maintenance:** ~30% of operational costs, ~30% increase driven by asset health and brownfield additions **Support**: increased heritage, community and technical resources offset by removing COVID-19 response costs

RioTinto

[1] AUD:USD exchange rate 0.69 in 2022 and 2020; [2] Rio Tinto estimated price escalation across a basket of RTIO specific consumption metrics

67

35% 15% 20% 20% 10% Labour Energy Contractor Materials Other 68 This year, improved productivity is offsetting mining headwinds Pilbara unit costs (H1 2022 v H1 2023) $/t shipped H1 2022 Exchange rates Inflation2 & market driven H1 2022 Flexed Productivity Work index H1 2023 2.0 1.4 1.5 1.0 0.4 21.2 21.8 21.4 22.5 21.0 Guidance > Productivity and asset health 85% of cost base denominated in AUD1 Our cost profile Improved system productivity and uplift in volume offset ~6% uplift in mining work index Retain focus on maintenance 1 AUD:USD exchange rate at 0.68 in H1 2023; 2 Rio Tinto estimated price escalation across a basket of RTIO specific consumption metrics 1.6 1.4 1.0 0.6 21.2 21.6

Higher sustaining capital improving asset health and reliability Average sustaining capital remains ~$6/t in the medium term Disciplined approach to decarbonization ($XB over next 10-years) Phase 1 – solar plus on- grid battery storage (<$40 Carbon) [>X% IRR] Next tranche of mine replacement supports efficient volume growth - [$50–75/t] & offsets work index growth ~$[2]B medium term guidance 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 H1 2023 Mid Term Pilbara unit costs $/t shipped Volume and productivity to enable cost improvements Volume Work index Productivity ~2021.2 Gui ance $21-22.5 1 Mid-term unit cost - AUD:USD FX 0.67, real basis, subject to inflationary pressures 1 Reduces unit costs from current Increases unit costs from current 69

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023F 2024 - 2026F Sustaining Replacement and Expansion Decarbonisation Depreciation and Amortisation Disciplined capital investment across our Pilbara assets Sustaining remains at ~$1.8bn/year2 Decarbonisation ~$0.2bn/year Replacement ~$1.8bn/year1 Capital expenditure $ billion, Rio Tinto share Annual average 2024F – 2026F3 1 This includes mine replacement from the bubble chart on slide 18 as well as existing mine pit development and stock yard equipment replacement; 2 ~$6 per tonne capital intensity; 3 Real basis, subject to inflationary pressures 70

We have clear priorities and are positioning for the future

Best operator
- Focus on safety and culture
- Production momentum
- Cost control

Impeccable ESG
- "Cracking the code" on green steel
- Pilbara decarbonisation
- Water management

Excel in development
- Advantaged infrastructure
- Resource base strength
- Capital discipline

Social licence
- Resource co-design and development
- Community investment

Values based performance culture

Volume: 345 – 360 Mtpa mid-term capacity

Effective equity: remains >85%[1] post Rhodes Ridge

Pilbara Blend: >85% of volume post Rhodes Ridge[2]

Unit costs: ~$20/t mid-term[3]

Capital expenditure:

Sustaining: ~$1.8bn[4] per year in 2024-26

Mine Replacement: $20 - 50/t installed capacity[5]

Growth: large, grade-advantaged, near infrastructure

RioTinto

[1] RTIO share of total asset free cashflow; [2] Rhodes Ridge first production expected before the end of the decade; [3] Mid-term unit cost - AUD:USD FX 0.67, real basis, subject to inflationary pressures; [4] ~$6 per tonne capital intensity, real basis, subject to inflationary pressures; [5] Next tranche of replacement projects

71

Simon Trott Chief Executive, Iron Ore 72

73 A proven record, and a strategy for the future We will be the ‘Most Valued’ resource business Defined by the cash flow we generate and as viewed by our people and external stakeholders

Q&A 74

Common acronyms

AHS	Automous Haulage System	EAF	Electric Arc Furnace	IRR	Internal rate of return	RT	Rio Tinto
AIFR	All Injury Frequency Rate	EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	JV	Joint Venture	RTE	Round trip efficiency
ASEAN	Association of Southeast Asian Nations	ESG	Environmental, Social and Governance	km	kilometre	RTIO	Rio Tinto Iron Ore
ATAL	Aboriginal Training and Liaison	EU	European Union	M	Millions	RTX	Rio Tinto Exploration
ASX	Australian Securities Exchange	FAI	Fixed asset investment	MENA	Middle East and North Africa	SMM	Safety Maturity Model
AUD	Australian dollar	Fe	Iron	MoU	Memorandum of Understanding	SPS	Safe Production System
Bn	Billion	FIFO	Fly-in fly-out	Mt	Million tonnes	T	Tonne
BF	Blast furnace	FOB	Free On Board	Mtpa	Million tonnes per annum	t/ha	Tonnes per hectare
BMP	Blast management plan	FS	Feasibility Study	MW	Megawatt	tLS	Tonnes of liquid steel
BOF	Blast Oxygen Furnace	FY	Full Year	MWh	Megawatt hour	tCO_2e	Tonne of carbon dioxide equivalent
Bt	Billion tonnnes	GHG	Greenhouse gas	NPV	Net present value	tpa	Tonnes per annum
CAGR	Compound annual growth rate	Gt	Giga tonnes	O&M	Operation & Maintenance	TWh	Terawatt hour
CBAM	Carbon Border Adjustment Mechanism	GW	Gigawatt	OBK	Ore body knowledge	USD	United States dollar
CCUS	Carbon Capture Utilisation and Storage	H_2	Hydrogen	p.a	Per annum	WA	Western Australia
CO_2	Carbon dioxide	HBI	Hot briquetted iron	PFI	Potentially fatal injury	WTS	Western Turner Syncline
CPP	Continuous pilot plant	HME	Heavy Mining Equipment	PP&E	Plant. Property & Equipment	YoY	Year on Year
D&B	Drill & Blast	IEA	International Energy Agency	R&D	Research & Development	YTD	Year to date
DRI	Direct Reduction Iron	IOC	Iron Ore Company of Canada	ROCE	Return on capital employed	$	United States dollar

RioTinto

76

77 Our ability to flex product mix is an important value lever Pilbara Blend (since 2007) Our flagship, long-term product strategy Reliable | Liquid | Reference product for 62% Fe indices | Baseload in China Yandicoogina Fines (since 1998) Baseload by large, quality sensitive mills in Japan Low in phosphorous & alumina | Premium mid-grade fines product | Calcines to high Fe Robe Valley (Since 1970s) Niche, very low phosphorous Sold principally to Japan, Korea & Taiwan SP10 (since 2014) Delivering further operational & product flexibility Flexibility to fill capacity | Low cost | Supports Pilbara Blend quality | Extends China customer base

Our world class Pilbara iron ore blending capability


Mesa A Hub
Mesa J Hub
Yandicoogina
West Angelas
Hope Downs 1
Greater Nammuldi
Marandoo
Brockman 4
Tom Price
Greater Paraburdoo
Hope Downs 4
Brockman 2
Gudai-Darri
Cape Lambert A
Robe Valley Lump
Robe Valley Fines
Yandicoogina Fines
Cape Lambert B
Yandicoogina Fines
Pilbara Blend Lump
Pilbara Blend Fines
Parker Point
Pilbara Blend Lump
Pilbara Blend Fines
East Intercourse Island
Pilbara Blend Lump
Pilbara Blend Fines

Pisolite Marra Mamba Brockman

Port blending capability reduces product variability


Dampier & Cape Lambert Ports
Robe Valley
Nammuldi
Brockman 4
Gudai-Darri
Yandicoogina
Tom Price
Paraburdoo
Hope Downs
West Angelas

Product quality variance from mean


Fe
Alumina
Silica
Phosphorus
Ship
Mine/Rail

RioTinto
78

Accounting treatment for Pilbara mines

Asset	%	Location	Accounting treatment
Brockman (2 and 4)	100.0	Australia	Full consolidation
Eastern Range JV[1]	54.0	Australia	Proportional consol
Hope Downs JV (1 and 4)	50.0	Australia	Proportional consol
Marandoo	100.0	Australia	Full consolidation
Mt Tom Price	100.0	Australia	Full consolidation
Nammuldi	100.0	Australia	Full consolidation
Pannawonica (Mesas J and A)	53.0	Australia	Proportional consolidation[2]
Paraburdoo	100.0	Australia	Full consolidation
West Angelas	53.0	Australia	Proportional consolidation[2]
Western Turner Syncline	100.0	Australia	Full consolidation
Yandicoogina	100.0	Australia	Full consolidation

[1] Under the terms of the Eastern Range Joint Venture Agreement, Hamersley Iron manages the operation and is obliged to purchase all production from the JV;
[2] Rio Tinto recognises 65% of the assets, liabilities, revenues and expenses of Robe River, with a 12% non-controlling interest. The Group therefore has a 53% beneficial interest in the Robe River mines (Mesas J and A and West Angelas).

RioTinto
79